Filed by Leggett & Platt, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leggett & Platt, Incorporated

Commission File No.: 001-07845

The following is a transcript of an employee town hall led by Karl G. Glassman, President and Chief Executive Officer of Leggett & Platt, Incorporated (“Leggett & Platt”) presented live and distributed to Leggett & Platt employees in recorded form on April 15, 2026.

Employee Meeting: Karl Glassman Addresses Somnigroup Announcement

April 15, 2026, 8:00 AM Central Time

Transcript

Karl Glassman:

Thank you all for joining today. I know it’s been a busy and important couple of days for all of us. I wanted to take some time and speak with you all directly following the announcement that we made earlier this week, share a bit more context, and address some of the questions that you may have on your mind. And before anything else, I want to just say thank you for your focus, your professionalism, and all your hard work.

I will remind you remarks today concerning future expectations constitute forward-looking statements. Actual results or events may differ materially due to a number of risk and uncertainties, and the company undertakes no obligation to update or revise these statements. Please refer to Monday’s press release and the sections in our most recent 10K entitled Risk Factors and Forward-Looking Statements.

As you know, earlier this week, we announced that Leggett & Platt has entered into an agreement to be acquired by Somnigroup International in an all-stock transaction. This is an important milestone and represents the next step in Leggett’s evolution. So, how did we get to this announcement?

The decision followed a thoughtful and thorough process of our board and management team over the course of several months. As you know, we’ve made tremendous progress strengthening our business even while navigating a very dynamic environment. And the board concluded that this transaction is the next right next step.

Ultimately, this is about strengthening Leggett for the long term and supporting the health of the business. Many of you will be familiar with Somnigroup and as an organization, we know Somnigroup very well. They are a long-standing customer and partner of ours whose culture aligns well with Leggett.

Somnigroup brings scale, strong consumer brands, and broad capabilities across the value chain. Under Somnigroup, we see real opportunities to accelerate our innovation and strengthen our manufacturing, positioning us to serve our customers even better.

I’m sure the most important question on your minds is what does this mean for me? I want to be very clear: this is only the first step in a longer process. Until the transaction closes, which we expect to occur by year end 2026, we remain an independent company and it’s business as usual. This means that there will be no changes to your roles, responsibilities, reporting lines, compensation or benefits, and we will keep you informed of any future changes that may be determined.

Looking ahead, as announced in the press release, Somnigroup expects to maintain Leggett’s offices in Carthage, MO, and we do not anticipate any changes to Leggett’s other facilities as a result of the transaction. Similarly, our focus on our customers, our commitment to each other, and the importance of the work you’re doing every day remains the same. We do know that after the transaction closes, Somnigroup expects to operate Leggett as an independent business unit within Somnigroup with its own strategy, leadership, and operations.

I will continue to lead Leggett following the completion of the transaction to assist with a seamless transition to a new CEO of the Leggett business unit within 12 months of the closing date. As we get closer to completing the transaction, an integration team made up of members of Leggett and Somnigroup teams will be formed, and we will be able to provide more details about how our businesses will fit together once the transaction is complete.

We realize that you may have questions, which we’ve done our best to address in the employee FAQ that you received on Monday. However, given that this is a combination of two public companies, we are limited in what we can say and we can’t speculate. But what I can commit to is openness and transparency with you and that we will share updates as they become available.

In closing, I’d like to say thank you again. Leggett has built an incredible legacy over more than 140 years, and which has been built on the contributions of our teams made over the years. We believe this transaction positions us best for the future, and I am confident that we will be a stronger company together.

Thank you.

Forward-Looking Statements

This communication contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such statements might include information concerning one or more of Somnigroup’s and Leggett & Platt’s plans, guidance, objectives, goals, strategies, and other information that is not historical information. When used in this communication, the words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-

looking statements include, without limitation, statements relating to Somnigroup’s expectations regarding the impact of the proposed transaction on Somnigroup’s brands, products, customer base, results of operations, or financial position, its share repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett & Platt’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett & Platt with Somnigroup’s business and personnel and Somnigroup’s and Leggett & Platt’s post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations or beliefs will prove correct.

Numerous factors, many of which are beyond Somnigroup’s and Leggett & Platt’s control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include risks associated with Leggett & Platt’s ongoing operations; the ability to obtain the requisite Leggett & Platt shareholder approval; the risk that Somnigroup or Leggett & Platt may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett & Platt into Somnigroup’s operations and realize synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Somnigroup’s or Leggett & Platt’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett & Platt; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer acceptance and changes in demand for Somnigroup’s and Leggett & Platt’s products; and other risks inherent in Somnigroup’s and Leggett & Platt’s businesses.

All such factors are difficult to predict, are beyond Somnigroup’s and Leggett & Platt’s control, and are subject to additional risks and uncertainties, including those detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025 and those detailed in Leggett & Platt’s annual report on Form 10-K for the year ended December 31, 2025. These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus (each as defined below) that Somnigroup and Leggett & Platt intend to file with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett & Platt’s actual results to differ materially from the forward-looking statements. Neither Somnigroup nor Leggett & Platt undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Somnigroup intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Leggett & Platt and that will also constitute a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, Leggett & Platt. Each of Somnigroup and Leggett & Platt may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup will be available free of charge on Somnigroup’s website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett & Platt will be available free of charge on Leggett & Platt’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through, Somnigroup’s or Leggett & Platt’s website is not incorporated by reference into this communication.

Participants in Solicitation

Somnigroup, Leggett & Platt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup’s executive officers and directors in Somnigroup’s definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors — Executive Officers,” “Proposal No. 1 — Election of Directors — Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information — Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett & Platt’s executive officers and directors in Leggett & Platt’s Annual Report on Form 10-K for the year ended December 31, 2025, under the section entitled “Supplemental Information: Information about our Executive Officers,” and “Directors, Executive Officers and Corporate Governance,” and in Leggett & Platt’s definitive proxy statement filed with the SEC on April 7, 2026, under the sections entitled “Corporate Governance and Board Matters — Director Compensation,” “Proposals to be Voted On at the Annual Meeting — Proposal One: Election of Directors,” “Executive Compensation and Related Matters — Compensation Discussion & Analysis” and “Security Ownership — Security Ownership of Directors and Executive Officers.” Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

The following is a news article published by Furniture Today on April 14, 2026 prepared using quotes and input from Karl G. Glassman, President and Chief Executive Officer of Leggett & Platt.

Furniture Today

Leggett CEO: Somnigroup deal ‘good outcome’ amid industry shift

By Sheila Long O’Mara

14 April 2026

Leggett & Platt CEO Karl Glassman is framing the company’s planned acquisition by Somnigroup International as a strategic move designed to position the supplier for long-term success in an evolving bedding landscape.

“This is a good outcome for our shareholders and, most importantly, for our employees,” Glassman told Furniture Today in a wide-ranging, exclusive interview following the announcement. “If I thought this was a bad thing for Leggett shareholders or employees, I would not have signed my name on the merger agreement.”

Glassman emphasized that Leggett entered the agreement from a position of stability, noting the company has maintained solid cash flow and made progress in reducing debt despite ongoing macroeconomic pressures.

“Leggett is financially sound. We could have stayed independent,” he said. “But the industry is changing, and this gives our employees a home and the ability to work in closer collaboration in that changing environment.”

A key factor in Leggett’s decision to move forward with the deal was an improved exchange ratio, which Glassman said provides shareholders with a more favorable ownership position in the combined company.

At the time of Somnigroup’s initial outreach, Leggett shareholders would have held less than 8% of the combined entity. Under the revised terms, that stake in the combined entity increases to approximately 8.8%.

“That fixed number gives me some comfort,” Glassman said, noting that market volatility — including geopolitical pressures — has impacted share prices since early discussions began.

Under the all-stock deal worth $2.5 billion, shareholders will receive 0.14555 shares of Somnigroup common stock in exchange for each share of Leggett & Platt stock. Somnigroup reached out in December with an offer to buy Leggett for $1.63 billion, and the two companies inked a non-disclosure agreement to discuss a possible acquisition.

One of the biggest industry questions surrounding the deal is how Leggett will maintain its role as a broad-based supplier to the industry, including companies that compete with other Somnigroup holdings, including Tempur-Pedic, Sealy and Mattress Firm.

Glassman was direct in addressing those concerns. “We have not shared customer contract data with Somnigroup,” he said. “Those relationships will continue to be managed at the Leggett level. Our customers put a lot of faith in us.”

He acknowledged the potential for customer unease but expressed confidence in Leggett’s longstanding relationships. “We’ve earned our customers’ business. We are in the ‘show-me’ state, and we will continue to prove it.”

Beyond the financial terms, Glassman pointed to strong cultural alignment between the two companies as a critical factor in the deal.

“There’s an element of credibility and honesty embedded deep in their organization,” he said. “We’re very similar in our ethics and how we go about business: investing in R&D, focusing on quality and delivering the best experience for the end consumer.”

He added that Somnigroup’s interest extends beyond Leggett’s bedding components business, highlighting the broader portfolio of automotive, furniture and specialty materials as attractive growth platforms.

Glassman also took time during the conversation to reflect on broader structural changes in the industry, particularly consolidation across both manufacturing and retail.

“Things are happening that I never would have envisioned,” he said, adding that continued consolidation is likely. “It’s a new way of the world.”

That shift, he noted, is creating increasing pressure on smaller, independent players while reshaping how companies position themselves for the future.

The transaction is expected to close in late 2026, pending shareholder approval. Glassman said he plans to remain with the company for 12 months post-close to help guide the transition.

In the meantime, he remains cautiously optimistic about an eventual recovery in demand, even as near-term conditions remain uncertain. “It’s like driving every day in a heavy fog,” he said of the current environment. “You just don’t know what lies ahead.”